Cardiff Lexington Corporation

3753 Howard Hughes Parkway, Suite 200

Las Vegas, NV 89169

September 16, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Tracey Houser

Re:	Cardiff Lexington Corp
Form 10-K for Fiscal Year Ended December 31, 2023
Filed March 27, 2024
Form 10-Q for Fiscal Quarter Ended June 30, 2024
Filed August 14, 2024
Response Letter Dated August 7, 2024
File No. 000-49709

Ladies and Gentlemen:

Attached to this letter is certain correspondence that we have provided to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) supplementally in connection with our correspondence submitted to the Staff on September 13, 2024 related to the above referenced matters.  At the request of the Staff, we are now filing the same with the Commission as correspondence.

If you would like to discuss any matters relating to the foregoing, please contact the undersigned at 844-628-2100 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Cardiff Lexington Corporation

By: /s/ Alex Cunningham

Alex Cunningham

Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

1

MEMORANDUM

To:	Cardiff Lexington Corp
From:	Corporate Accounting Department
Subject:	SEC Comment Letter Response White Paper
Date:	September 2024

PURPOSE:

To document the Company’s accounting position related to its response to SEC Comment Letter 4, dated August 16, 2024

BACKGROUND:

Over the course of 2024, the Company has received four comment letters from the SEC. Comment letters one through three related to the Company’s 10-K for the year ended December 31, 2023, including its amended 10-Ka filing, and comment letter four related to the Company’s 10-K and 10-Q filed for the six months ended June 30, 2024 (the “Comment Letters”). As a result of the Comment Letters, the Company completed a comprehensive review of its accounting under Accounting Standards Codification (“ASC”) 326, ASC 606 and an evaluation of whether the Company had a change in estimate or a correction of an error in its previous filings.

EXECUTIVE SUMMARY:

The Company reviewed the SEC Comment Letter 4 and made the following determinations based on a review of the accounting guidance:

•	The Company will revise its application of ASC 326 and properly apply the loss rate method of accounting for its current expected credit losses. Under the loss-rate method, the Company’s allowance for credit losses and credit loss expense will be immaterial to its accounts receivable and revenue balance in the financial statements. The Company’s allowance for credit losses of $122,190 as of December 31, 2023 appears reasonable based on a review of historical loss amounts.
•	Changes to the net realizable value of accounts receivable subsequent to the Company recording revenue and accounts receivable need to be evaluated as variable consideration when recording revenue. This is because the change in the net realizable value of accounts receivable is due to a change in the transaction price of the original contract and not a result of a change in the credit risk profile of the customer.
•	The differences in settlement rates between the 49% recorded to revenue at contract signing and ultimate rate realized when collecting accounts receivable should be considered variable consideration at contract inception. This variable consideration needs to be estimated and constrained, reducing revenue.
•	The Company has two types of variable consideration as of the second quarter 2024:
o	First is the small change between the 49% recognized as revenue and the lesser amount collected (typically 47-49%). These adjustments to the transaction price have been happening historically and can be estimated. The Company has not accounted for these changes as variable consideration in the past, but should on a go forward basis. These adjustments have been immaterial in the past.
o	Secondly, is the large price concessions granted in 2024 to generate settlements and cash inflows. These price concessions should be viewed as contract modifications with only a change in price. Under the contract modification guidance, a contract with only a change in price with no future performance obligations will be accounted for using a cumulative catch up method. As such, the Company will account for the contract as a modification using the cumulative catch up method, recording a reduction to revenue in the second quarter 2024. As the Company has filed it 10-Q for the first quarter ended March 31, 2024, the Company will also revise its first quarter 10-Q to reflect the contract modification accounting applicable through the first quarter 2024.
•	The Company completed a robust analysis of its collection percentages over time and based on that review has a change in estimate of its accounting for variable consideration that will be reflected in the third quarter 2024.

2

ACCOUNTING GUIDANCE:

•	ASC 326, Financial Instruments – Credit Losses (“ASC 326”)
•	PwC, Loans and investments (“PwC Guide”)
•	EY, Current Expected Credit Losses (“EY Guide”)
•	KPMG, Revenue Recognition (“KPMG Guide”)

ACCOUNTING ISSUES IDENTIFIED:

Issue 1: How should the Company account for its allowance for credit losses and credit loss expense under ASC326?

Issue 2: How should the Company account for differences between its revenue recognized and its net realizable receivables given its minimal customer credit risk?

Issue 3: Determine if the concessions granted are variable consideration

Issue 4: How should the Company account for the price concession granted during the six months ended June 30, 2024.

Issue 5: Are the adjustments to revenue considered a change in estimate or an error?

Issue 1: How should the Company account for its allowance for credit losses and credit loss expense under ASC326?

Guidance (emphasis added in underline):

ASC 326-20-30-10 An entity’s estimate of expected credit losses shall include a measure of the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses. However, an entity is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is zero. Except for the circumstances described in paragraphs 326-20-35-4 through 35-6, an entity shall not expect nonpayment of the amortized cost basis to be zero solely on the basis of the current value of collateral securing the financial asset(s) but, instead, also shall consider the nature of the collateral, potential future changes in collateral values, and historical loss information for financial assets secured with similar collateral.

ASC 326-20-30-2 An entity shall measure expected credit losses of financial assets on a collective (pool) basis when similar risk characteristic(s) exist (as described in paragraph 326-20-55-5). If an entity determines that a financial asset does not share risk characteristics with its other financial assets, the entity shall evaluate the financial asset for expected credit losses on an individual basis. If a financial asset is evaluated on an individual basis, an entity also should not include it in a collective evaluation. That is, financial assets should not be included in both collective assessments and individual assessments

ASC 326-20-30-7 When developing an estimate of expected credit losses on financial asset(s), an entity shall consider available information relevant to assessing the collectability of cash flows. This information may include internal information, external information, or a combination of both relating to past events, current conditions, and reasonable and supportable forecasts. An entity shall consider relevant qualitative and quantitative factors that relate to the environment in which the entity operates and are specific to the borrower(s). When financial assets are evaluated on a collective or individual basis, an entity is not required to search all possible information that is not reasonably available without undue cost and effort. Furthermore, an entity is not required to develop a hypothetical pool of financial assets. An entity may find that using its internal information is sufficient in determining collectability.

3

ASC 326-20-30-3 The allowance for credit losses may be determined using various methods. For example, an entity may use discounted cash flow methods, loss-rate methods, roll-rate methods, probability-of-default methods, or methods that utilize an aging schedule. An entity is not required to utilize a discounted cash flow method to estimate expected credit losses. Similarly, an entity is not required to reconcile the estimation technique it uses with a discounted cash flow method.

PwC Guide Section 7.7.1 - Unit of measurement for assessing trade receivable in CECL

As discussed in LI 7.3.3, ASC 326-20-30-2 requires a reporting entity to use a pooled approach to estimate expected credit losses for financial assets with similar risk characteristics. If a financial asset does not share similar risk characteristics with other financial assets held by the reporting entity, the allowance for credit losses should be determined on an individual basis. Similar risk characteristics for trade receivables may include customer credit rating, trade receivable aging category (e.g., 30-90 days past due), industry, geographical location of the customer, product line, and other factors that may influence the likelihood of the customer not being able to pay for the goods or services.

PwC Guide Section Section 7.7.3 Lifetime expected credit losses on trade receivables

As discussed in LI 7.3.6 (after adoption of ASU 2022-02) or LI 7.3.6A (before adoption of ASU 2022- 02), once reporting entities adopt the expected credit loss model, determining what data is relevant in estimating expected credit losses will become a critical part of the allowance assessment. Under the CECL model, reporting entities can leverage historical loss data, but CECL also requires forward looking information and forecasts to be considered in determining credit loss estimates.

Most reporting entities have access to historical loss data that they have been using to estimate an allowance for doubtful accounts under the incurred loss model. This data allows reporting entities to estimate the percentage of uncollectible accounts or the amount of bad debt expense, typically as a percentage of accounts receivable, sales, or a combination of these metrics. Reporting entities may aggregate this data and analyze how it trends over time. Reporting entities can utilize historical data to understand and identify factors that resulted in historical credit losses and incorporate those factors into their analysis of future expected credit losses.

PwC Guide Question LI 7-7 Is multiplying an annual historical loss rate by the remaining contractual term of a financial asset and applying this to the amortized cost basis of an asset (or pool of assets) an acceptable method to estimate allowances for credit losses under CECL?

PwC response Solely using an annual historical loss rate to estimate an allowance for credit losses may not be appropriate under CECL. The use of an annual historical loss rate may not appropriately reflect management’s expectation of current economic conditions or its forecasts of economic conditions. Instead, historical loss data should be used as one of many factors to estimate a CECL allowance

4

PwC Guide Question LI 7-8 Is the WARM method an acceptable method to estimate allowances for credit losses under CECL?

PwC response The WARM method is one of many methods that may be used to estimate the allowance for credit losses for less complex pools of financial assets under ASC 326-20. This method is discussed in a FASB staff Q&A document available on the FASB’s website. The WARM method simplifies the quantitative calculation of estimated expected credit losses by using an average annual charge-off rate that is determined using historical loss information. In order to calculate estimated expected credit losses at the balance sheet date, the WARM method requires an entity to multiply the annual charge-off rate by the estimated amortized cost basis of a pool of financial assets over the pool’s remaining contractual term, adjusted for prepayments. Generally, the WARM method’s quantitative calculation will not, by itself, be sufficient. Qualitative adjustments will generally be necessary in order to compensate for the method’s simplifying assumptions. For example, the average charge-off rate may not appropriately reflect management’s expectation of current economic conditions or its forecasts of economic conditions. In addition, there may be other challenges, such as a lack of historical loss data, losses with no predictive patterns, current pools that significantly differ from historical pools, a low number of loans in a pool, or changes in the economic environment. The FASB staff’s Q&A acknowledges that a qualitative adjustment may be needed to reflect these considerations. Additional considerations may be required when using the WARM method. For products with loss profiles that suggest losses do not occur in the same pattern for each year of an asset’s life, adjustments to consider seasonality and other such factors may be required. Additional adjustments may be required if historic loss information is gathered from an “open” pool (and in the case of the FASB staff’s Q&A, a growing pool) of loans because a credit loss estimate should only consider existing assets as they “run-off.” There may be other factors or considerations that should be considered depending on the nature and type of the assets. For entities that are considering using the WARM method, the complexity of estimating and supporting the method’s qualitative adjustments may outweigh the benefits of using the simplified quantitative approach.

Analysis:

The Company’s evaluation of ASC 326-20 applies to it accounts receivable trade, net (“accounts receivable”) balance. The Company’s accounts receivable are within the scope of CECL and, more specifically, ASC 326-20. Accounts receivable consist of amounts due from customers and should be stated at their net realizable value. However, the timing between recording the accounts receivable and its eventual collection is typically 18 – 24 months. Due to the delay, the Company has a lag in its ability to assess its true collection percentages against it gross billings. This can and has resulted in settlements of accounts receivable lower than the amount entered into, which the Company further evaluated in Issue 1-4 below.

In specifically considering the amount of allowance to record under ASC 326, the Company considered its historical loss percentages. These losses occur when the Company collects $0 for a certain claim. This happens as a result of a loss at trial, or in other situations, however, these $0 loss situations occur rarely. The Company does not and cannot maintain an accounts receivable aging due to the nature of its receivable balances, so the Company relies on data from its third party billing provider.

In reviewing loss data from 2020-2023, the Company determined that losses on accounts receivable were insignificant and rarely occurred. The Company’s actual losses from 2020-2023 were approximately $110k, over the course of this time period. While consideration of actual loss data is only one consideration under ASC 326, the Company notes that its customers are subject to similar risk profiles, as the Company’s letters of protection provide protection over the Company’s settlement of its accounts receivable. Additionally, the Company reviewed data from 2024 and while relevant to the analysis, did not provide any evidence of a loss rate in excess of the amount as determined based on the 2020-2023 data set.

Conclusion:

The Company determined that its allowance for credit loss of $122,190 as of December 31, 2023 was reasonable and supportable.

5

Issue 2: How should the Company account for differences between its revenue recognized and its net realizable receivables given its minimal credit risk?

Guidance:

Deloitte Guide - 5.2.1.1 Credit Risk Versus Variable Consideration

ASC 606-10-45-4 states, in part, that “[u]pon initial recognition of a receivable from a contract with a customer, any difference between the measurement of the receivable in accordance with Subtopic 326-20 and the corresponding amount of revenue recognized shall be presented as a credit loss expense.” However, the amount of revenue recognized in a contract with a customer can change as a result of changes in the transaction price. This is because the amount of consideration to which an entity expects to be entitled for promised goods or services that have been transferred to a customer may vary depending on the occurrence or nonoccurrence of future events, including potential price concessions that an entity might grant. That is, an entity may accept (and is expected to accept) less than the contractually stated amount of consideration in exchange for promised goods or services. Concessions might be granted as a result of product obsolescence but might also be granted because of credit risk assumed by the vendor in the transaction. Consider the example below reproduced from ASC 606.

ASC 606-10

Example 3 — Implicit Price Concession   55-102 An entity, a hospital, provides medical services to an uninsured patient in the emergency room. The entity has not previously provided medical services to this patient but is required by law to provide medical services to all emergency room patients. Because of the patient’s condition upon arrival at the hospital, the entity provides the services immediately and, therefore, before the entity can determine whether the patient is committed to perform its obligations under the contract in exchange for the medical services provided. Consequently, the contract does not meet the criteria in paragraph 606-10-25-1, and in accordance with paragraph 606-10-25-6, the entity will continue to assess its conclusion based on updated facts and circumstances.

55-103 After providing services, the entity obtains additional information about the patient including a review of the services provided, standard rates for such services, and the patient’s ability and intention to pay the entity for the services provided. During the review, the entity notes its standard rate for the services provided in the emergency room is $10,000. The entity also reviews the patient’s information and to be consistent with its policies designates the patient to a customer class based on the entity’s assessment of the patient’s ability and intention to pay. The entity determines that the services provided are not charity care based on the entity’s internal policy and the patient’s income level. In addition, the patient does not qualify for governmental subsidies.

55-104 Before reassessing whether the criteria in paragraph 606-10-25-1 have been met, the entity considers paragraphs 606-10-32-2 and 606-10-32-7(b). Although the standard rate for the services is $10,000 (which may be the amount invoiced to the patient), the entity expects to accept a lower amount of consideration in exchange for the services. Accordingly, the entity concludes that the transaction price is not $10,000 and, therefore, the promised consideration is variable. The entity reviews its historical cash collections from this customer class and other relevant information about the patient. The entity estimates the variable consideration and determines that it expects to be entitled to $1,000.

55-105 In accordance with paragraph 606-10-25-1(e), the entity evaluates the patient’s ability and intention to pay (that is, the credit risk of the patient). On the basis of its collection history from patients in this customer class, the entity concludes it is probable that the entity will collect $1,000 (which is the estimate of variable consideration). In addition, on the basis of an assessment of the contract terms and other facts and circumstances, the entity concludes that the other criteria in paragraph 606-10-25-1 also are met. Consequently, the entity accounts for the contract with the patient in accordance with the guidance in this Topic.

As noted in the example above, the entity believes that it is probable that it will collect $1,000 from the patient, which is less than the contractual price of $10,000. Accordingly, the entity records a receivable of $1,000 when it renders services to the patient. Under ASC 326-20, the entity is required to evaluate financial assets on a collective (i.e., pool) basis when assets share similar risk characteristics. Therefore, in this example, the entity would need to consider its portfolio of similar trade receivables to determine whether it would have to record an additional allowance. This is because, although it is probable that the entity will collect $1,000, it is not certain that the entity will collect $1,000 from all similarly situated patients. Accordingly, the entity would most likely need to record an additional allowance for further expected credit losses on the basis of the expected collections across its portfolio of trade receivables.

6

Entities will need to use significant judgment in determining whether recorded receivables are not collectible because the entities have provided an implicit price concession or because there is incremental credit risk beyond what was contemplated when the transaction price was established. This is particularly true of entities in highly regulated industries, such as health care and consumer energy, which may be required by law to provide certain goods and services to their customers regardless of the customers’ ability to pay. Therefore, entities will need to evaluate all of the relevant facts and circumstances of their arrangements to determine whether they have provided implicit price concessions or whether the anticipated receipt of less than the total contractual consideration represents additional credit risk, as a result of which they may be required to record additional credit losses upon adopting ASC 326-20. These credit losses are measured on the basis of the losses that would be expected to be incurred over the entire contractual term (i.e., the period over which the receivables recorded will be collected).

Analysis and Conclusion:

The Company recognizes revenue at contract inception. The revenue recognized takes gross charges (100%) and applies a discount to reduce gross charges to expected revenue the Company is entitled. The Company has historically used 49% to reduce its gross charges down to revenue earned. For example, for every $100 in gross charges, the Company will record $49 as revenue and accounts receivable at contract inception, which is the date the Company recognizes revenue under ASC 606.

This practice has been relatively accurate through December 31, 2023, however, the Company does experience reduced realization on its accounts receivable from time to time when settlements are less than the 49% historical average. Typically, based on a review of historical data, this is between 46-49% and has not resulted in a material change to revenue or the net realizable value of accounts receivable. Despite the immaterial nature of the reduced collection percentage, this reduced collection percentage is akin to a price concession as described in the guidance section above. These changes in transaction price do not relate to the credit risk profile of the customer and therefore cannot be accounted for as credit loss expense. As the Company believes its offering a concession on its original transaction, the Company will further evaluate whether the concession is variable consideration under ASC 606.

Issue 3: Determine if concession is variable consideration

Guidance:

KPMG Guide: Question 5.3.40 Are all concessions variable consideration?

Interpretive response: No.

Price concessions and concessions in the form of free or significantly discounted goods or services are treated differently. Price concessions are considered variable consideration. In contrast, concessions to customers in the form of free or significantly discounted good or services generally represent implied promises to the customer – i.e. potential performance obligations. The effect of implied promises are discussed in Question 4.2.20. Price concessions generally refer to either: — changes that would have affected the original amount of revenue recognized; or — changes that reduce the arrangement fee or extend the terms of payment.

Examples of price concessions include, but are not limited to:

— extending payment due dates in the arrangement;

— decreasing total payments due under the contract;

— paying financing fees on a customer’s financing arrangement that was not contemplated in the original arrangement;

— accepting returns that were not required to be accepted under the terms of the original arrangement; or

— providing coupons or rebate offers to the customer’s customer

7

Anticipated price concessions affect a contract’s transaction price because the price concessions are variable consideration. If an entity has a history of granting price concessions, it estimates the amount of consideration to which it expects to be entitled after any price concessions – i.e. using an expected-value or most-likely-amount method.

Because the amount of a future price concession is estimated, it is subject to the variable consideration constraint – meaning the entity constrains the estimate by excluding amounts that are probable of significant reversal. The variable consideration constraint is addressed in section 5.3.40. If an entity estimates a price concession, it later adjusts the transaction price for any changes in the estimate or ultimately trues up the estimate to the actual concession amount. In contrast, if an entity grants a price concession when there is no previous pattern of such concessions, and therefore no concession was estimated in the initial transaction price, the entity accounts for that price concession as a contract modification affecting price only (see section 11.3). We expect that accounting for price concessions as modifications will be relatively infrequent because a history of providing concessions can be created with relatively few instances of such price concessions. If concessions, such as extending payment due dates or decreasing contract payments, occur because of customer credit problems, the entity also reassesses whether a contract with the customer exists (see section 3.5).

Analysis and Conclusion

Based on the guidance above, the Company determined that its standard changes in transaction price are price concessions and that the price concession was variable consideration. The changes in settlement amounts are decreases in total payments due under the contract and should be estimated and included as a constraint of the full transaction price at contract inception.

The Company has historically had minimal changes in its transaction price as settlements have only varied slightly from the 49% standard collection rate. However, in 2024 and primarily in the second quarter of 2024, the Company began accepting settlements sooner than it had done historically, which resulted in settlement rates lower than historically data showed. The natural evolution of the Company’s process is that if they allow the process to develop over the estimated 18 -24 month timeframe, then settlements typically happen around 49%. However, if the Company wants to generate cash inflows sooner than the 18-24 month timeframe, then accepting a lower settlement rate will typically generate faster settlement and collection of the outstanding accounts receivable.

As a result of the Company’s change in process of accepting settlements earlier than historically done, the Company’s settlement rate decrease to approx. 42%, which caused a change of $1.2 million in its realization of its outstanding accounts receivable for the six months ended June 30, 2024. This change in settlement rate was not estimated at contract inception because the Company did not have a history of granting price concessions this large or of this type. As such, the Company evaluated how to account for this price concession given no prior history of granting a concession of this type and of this amount.

8

Issue 4: How should the Company account for the price concession granted in the second quarter 2024.

As noted in the guidance in Issue 3, when an entity grants a price concession that has no past practice of granting a concession, “the entity accounts for that price concession as a contract modification affecting price only (see section 11.3)”.

Guidance:

Question 11.3.70 How should an entity account for a contract modification that consists of a change in price only?

Interpretive response: An entity accounts for a contract modification that affects only the price of a contract in the same way as a modification that results in decreased scope (see Question 11.3.60). However, an entity would first need to evaluate whether a decrease in price is a result of past performance issues (see Question 11.3.30). The change in price is accounted for either prospectively or on a cumulative catch-up basis depending on whether the remaining promised goods or services to be delivered as of the date of the modification are distinct from those goods or services delivered before the modification. This type of modification cannot be accounted for as a separate contract because it does not add distinct goods or services. [606-10-25-12(a), 25-13] If the remaining goods or services are distinct from those transferred on or before the date of the contract modification, the modification is accounted for prospectively. Examples of remaining goods or services that are distinct from those transferred include remaining units of a product to be transferred or remaining distinct service periods that are part of a series. [606-10-25-13(a)] If the remaining goods or services are not distinct from those transferred on or before the date of the contract modification (e.g. services to complete a construction contract), the modification is accounted for on a cumulative catchup basis. [606-10-25-13(b)] Any pattern (or customary business practice) of granting price reductions to existing contracts, with no changes to the scope of the contract (e.g. adding or reducing goods or services) generally creates variable consideration in future contracts (see section 5.3)

Analysis and Conclusion:

At the time the price concession was granted, the Company had no future remaining goods or services to transfer to the customer. As such, the modification is accounted for on a catch up basis. As the Company identified the correction within both its first quarter 10-Q and second quarter 10-Q, the Company will revise both filings, with the cumulative catch up of $1.2 million recognized for the six months ended June 30, 2024, within the second quarter of 2024. The adjustment will result in a reduction in revenue in the first and second quarters where material changes in the settlement amount were made.

9

Issue 5: Are the adjustments to revenue considered a change in estimate or an error

Summarized below are the periods under consideration for restatement, the impact of the revenue reversal against each period quantified as a percent of revenue.

For the year ended December 31, 2023, the below table represents a proposed correction of bad debt expense as a reduction of revenue. This adjustment is approximately 1% of revenue and has no affect on net loss and is not material to the Company.

	12/31/2023			Adjustment as a percent of revenue
	Not material, no adjustment necessary
	As reported	Adjustments	As adjusted
Net Revenue	$11,853,266	$(132,281)	$11,720,985	-1%
Bad Debt	132,281	(132,281)	–
Net Income	$3,028,934	$–	$3,028,934

The table below presents the error correction for the three months ended March 31, 2024. The change is approx. 13% of revenue and is material to the Company.

The table below presents the error correction for the three months ended June 30, 2024. The change is approximately 37% of revenue and includes a change to net loss of approximately 25% and is material to the Company.

10

Guidance:

KPMG Guide: Section 5.3.50 Reassessing variable consideration

11

ASC 250-10-20 Glossary Change in Accounting Estimate

A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.

ASC 250-10-45-17 Change in Accounting Estimate

A change in accounting estimate shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

ASC 250-10-45 (Q&A 16) — Correction of an Error Versus a Change in Accounting Estimate

Company Z manufactures medical devices. In 20X1, a series of allegations regarding product malfunction significantly increased the number of product liability claims filed against Z. As a result, Z considered changing the way in which the warranty reserve for product liability claims was determined. Because of the significant increase in the number of product liability claims, Z considered whether the Company should determine product liability claims using actuarial methods or disciplined projection methods; but continued to accrue for the cost of product liability claims using its preexisting method (which considers information available each time the liability is estimated, including the increased number of product liability claims). In 20X4, Z settled all the product liability claims for an amount significantly in excess of the recorded accrual for the cost of product liability claims.

Question

Should Z restate its 20X1, 20X2, and 20X3 financial statements?

Answer

No. ASC 250-10-20 defines an error in previously issued financial statements as "[a]n error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared," whereas a change in accounting estimate results from new information or subsequent developments, and accordingly, from better insight or improved judgment. In this case, Z used the best information available at the time to establish a liability as required by ASC 450. On the basis of the settlement of the product liability claims in 20X4, Z will have to adjust the estimated accrual for the cost of product liability claims to reflect the ultimate settlement. The settlement, a subsequent development, provided Z with better insight and improved judgment. Company Z did not misapply accounting principles, misuse facts that existed at the time the financial statements were prepared, or have mathematical mistakes in its accounting records.

12

Analysis and Conclusion:

The Company identified the following new information in its process to identify a methodology for recording variable consideration at contract inception:

–	The Company’s evolving management plan and forecasts suggest an increase in more advanced medical procedures (orthopedic surgeries, other inpatient procedures, etc.) resulting in higher facilities and anesthesia charges (F&A) that typically result in lower realization percentages. These changes began in 2024, but have increased towards the end of the second quarter 2024 and into the third quarter 2024.

–	Access to more detailed information from the Company’s third-party billing administrator that result in more accurate information, demonstrating a lower realization percentage from what had historically been applied.

–	New reports from the third party billing company allow the Company to apply a more precise measurement to its collection rates.

–	The Company determined that rather than using a 12 month historical lookback period, a more precise measurement would include a 24 month lookback period to incorporate a larger data set and more collection data.

The Company’s revised assessment of its historical collection rates is as follows. This new information has only been available to the Company subsequent to its robust internal review and analysis process, which commenced subsequent to the second quarter ended June 30, 2024.

13

As a result of the Company’s new estimate process for constraining variable consideration at contract inception, the Company expect to record a reduction to the net realizable value of its accounts receivable and revenue for the third quarter 2024 in the amount of $1.7 million, as shown in the table below. This estimate will be revised as the Company obtains additional information about the settlement rates applicable during the third quarter 2024.

14